SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10036-6522

(212) 735-3000

Fax: (212) 735-2000

http://www.skadden.com

June 5, 2013

Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	The Gabelli Dividend & Income Trust (333-174285 and 811-21423)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of The Gabelli Dividend & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, (the “1933 Act”) and the Investment Company Act of 1940, as amended. The Fund has authorized us to respond to your comments, received telephonically, to the Fund’s Registration Statement. Your comments appear below in bold font and the Fund’s responses follow each comment.

1. Prospectus Cover Page – In the paragraph describing the Investment Adviser’s investment philosophy, the disclosures states, “The Investment Adviser’s investment philosophy with respect to both equity and fixed-income debt securities is to identify assets that are selling in the public market at a discount to their private market value.” Please add “the Investment Adviser believes” to the sentence.

The sentence has been revised accordingly. The same sentence has also been revised accordingly on page 2 and page 15.

2. Page 10. Summary of Fund Expenses – Please confirm the expenses and fees, as calculated, are a good faith estimate of the Fund’s expenses.

We confirm that the expenses and fees, as calculated, are a good faith estimate of the Fund’s expenses.

3. Prospectus Supplement. Page S-3. Table of Fees and Expenses – Please include a line item for “dividends on preferred shares” in the Shareholder Transaction Expenses fee table.

The requested disclosure has been included.

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The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven Grigoriou at (416) 777-4727 or me at (212) 735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins

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